Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-85090, 333-171912 and 333-187858 on Form F-3, and Nos. 33-80947, 333-06482, 333-11720, 333-83204, 333-138837, 333-147071, 333-153710, 333-166428, 333-174276, 333-178167, and 333-204173 on Form S-8, of our report dated February 28, 2022, relating to the consolidated financial statements of Tower Semiconductor Ltd. appearing in the Report on Form 6-K of Tower Semiconductor Ltd. for the year ended December 31, 2021.

/s/ Brightman Almagor Zohar &Co.
Brightman Almagor Zohar &Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
February 28, 2022